SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Virgin Orbit Holdings, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

92771A101

(CUSIP Number)

Mubadala Investment Company PJSC

Attention: Treasury and Investor Relations

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2 413 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 92771A101

1	NAME OF REPORTING PERSON Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 60,175,111 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 60,175,111 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 60,175,111 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 18.0%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 334,919,914 shares of Common Stock of the Issuer outstanding as of December 29, 2021.

1	NAME OF REPORTING PERSON Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 60,175,111 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 60,175,111 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 60,175,111 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 18.0%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 334,919,914 shares of Common Stock of the Issuer outstanding as of December 29, 2021.

1	NAME OF REPORTING PERSON Fifteenth Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 60,175,111 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 60,175,111 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 60,175,111 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 18.0%
14	TYPE OF REPORTING PERSON OO

(1)	Based on 334,919,914 shares of Common Stock of the Issuer outstanding as of December 29, 2021.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Virgin Orbit Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4022 East Conant Street, Long Beach, California 90808.

Item 2. Identity and Background.

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a) This Schedule 13D is being filed jointly by:

(i) Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala”), which is the sole owner of Mamoura Diversified Global Holding PJSC.

(ii) Mamoura Diversified Global Holding PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura”), which, directly or indirectly, wholly owns Fifteenth Investment Company LLC.

(iii) Fifteenth Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi (“Fifteenth”).

(b) The address of the principal office of Fifteenth is Mamoura A, Muroor Street, Abu Dhabi, United Arab Emirates. The address of the principal office of Mamoura and Mubadala is P.O. Box 45005, Abu Dhabi, United Arab Emirates.

(c) The principal business of Mubadala and Mamoura is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. The principal business of Fifteenth is investing in securities.

Information with respect to the directors and officers of the Reporting Persons (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

The Reporting Persons and Virgin Investments Limited (“VIL”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by VIL are not the subject of this Schedule 13D and accordingly, VIL is not included as a Reporting Person. For a description of the relationship between the Reporting Persons and VIL see Item 4 below.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Business Combination and Vieco 10 Distribution

On December 29, 2021, the Issuer reincorporated as a Delaware corporation and consummated the acquisition of Vieco USA, Inc. (“Vieco USA”) (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 22, 2021, by and among NextGen Acquisition Corp. II (“NextGen”), Pulsar Merger Sub, Inc. (“Merger Sub”), and Vieco USA, whereby Merger Sub merged with and into Vieco USA, with Vieco USA as the surviving company and, after giving effect to the merger, becoming a wholly-owned subsidiary of NextGen. As consideration for the acquisition of Vieco USA, the Issuer issued 301,981,419 shares (the “Merger Shares”) of Common Stock to Vieco 10 Limited (“V10”). Following the consummation of the Business Combination, V10 transferred all of the Merger Shares to Fifteenth and VIL pursuant to the terms of the Liquidation Agreement, as amended by the Assignment Agreement (each as defined below), effective as of December 30, 2021.

Vieco 10 Transfer

On July 2, 2021, V10, VIL, and Aabar Space Inc. (“ASI”), a wholly-owned subsidiary of Mubadala and an affiliate of Fifteenth, entered into that certain Transaction Support and Liquidation Agreement (the “Liquidation Agreement”), under which V10 agreed to, upon the closing of the Business Combination, among other things: (i) transfer a portion of the Merger Shares to ASI and VIL in full repayment of the outstanding amounts of principal and interest owed to ASI and VIL, respectively, pursuant to the terms of that certain Note Purchase Agreement, dated July 30, 2020, by and among V10, VIL, and ASI (the “Debt Repayment”); and (ii) after the Debt Repayment, distribute the remaining Merger Shares to VIL and ASI on a pro rata basis for no consideration (the “Distribution”, and together with the Debt Repayment, the “Vieco 10 Transfer”).

On December 29, 2021, ASI, Fifteenth, V10, and VIL entered into that certain assignment and assumption to the Liquidation Agreement (the “Assignment Agreement”), pursuant to which ASI assigned, for no consideration, its rights and obligations under the Liquidation Agreement to Fifteenth, such that any shares of the Issuer’s Common Stock due to ASI under the Vieco 10 Transfer were to be transferred directly to Fifteenth. Accordingly, effective as of December 30, 2021, V10 transferred a total of 58,175,111 Merger Shares to Fifteenth, comprised of 4,707,018 Merger Shares in the Debt Repayment and 53,468,093 Merger Shares in the Distribution.

In connection with the Vieco 10 Transfer, VIL and Fifteenth executed joinders to the Stockholders’ Agreement, the Registration Rights Agreement, and the Stockholder Support Agreement (the “Joinder to the SA”, “Joinder to the RRA”, and “Joinder to the SSA”, respectively), each of which is described in more detail in Item 6.

PIPE Subscription

In connection with the execution of the Merger Agreement, NextGen entered into a subscription agreement (the “Subscription Agreement”) with ASI, dated August 22, 2021, whereby ASI agreed to purchase shares of NextGen’s Class A common stock (to be converted into Issuer Common Stock in connection with the consummation of the Business Combination).

On December 22, 2021, ASI assigned its rights under the Subscription Agreement to Fifteenth. Accordingly, in connection with the closing of the Business Combination, Fifteenth purchased 2,000,000 shares of Issuer Common Stock at a price of $10.00 per share of Common Stock, for total consideration of $20,000,000 (the “PIPE Purchase Price”). The PIPE Purchase Price was funded by cash on hand.

Item 4. Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated by reference herein.

The Reporting Persons have acquired the Shares reported herein for investment purposes. The Reporting Persons may (i) sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons also reserve the right to acquire or dispose of derivatives, convertible notes or other instruments related to Common Stock or other securities of the Issuer, provided that in its judgment such transactions are advisable.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 334,919,914 shares of Common Stock outstanding as of December 29, 2021:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Fifteenth	60,175,111	18.0%	0	60,175,111	0	60,175,111
Mamoura	60,175,111	18.0%	0	60,175,111	0	60,175,111
Mubadala	60,175,111	18.0%	0	60,175,111	0	60,175,111

(1)

As discussed in Item 2 above, VIL is not included as a Reporting Person in this Schedule 13D, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock held by VIL.

Fifteenth is the record holder of the securities reported herein. Mamoura directly or indirectly wholly owns Fifteenth. Mamoura is a wholly-owned subsidiary of Mubadala. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Fifteenth.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected transactions in the Common Stock in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Business Combination

On December 29, 2021, the Issuer reincorporated as a Delaware corporation and consummated the Business Combination pursuant to the Merger Agreement whereby Merger Sub merged with and into Vieco USA, with Vieco USA as the surviving company and, after giving effect to the merger, becoming a wholly-owned subsidiary of NextGen. As consideration for the acquisition of Vieco USA, the Issuer issued the Merger Shares to V10. Following the consummation of the Business Combination, V10 transferred all of the Merger Shares to Fifteenth and VIL pursuant to the terms of the Liquidation Agreement and the Assignment Agreement, effective as of December 30, 2021.

Subscription Agreement

On August 22, 2021, NextGen entered into the Subscription Agreement with ASI pursuant to which ASI agreed to purchase 2,000,000 shares of NextGen Class A common stock. ASI assigned its rights and obligations under the Subscription Agreement to Fifteenth on December 22, 2021. Pursuant to the Subscription Agreement, Fifteenth purchased 2,000,000 shares of NextGen Class A common stock which converted into 2,000,000 shares of Issuer Common Stock in connection with the closing of the Business Combination.

Pursuant to the Subscription Agreement, the Issuer is required to, as soon as practicable but no later than 30 days following the closing of the Business Combination, submit to or file with the SEC a registration statement registering the resale of the shares Fifteenth acquired under the Subscription Agreement. The Issuer is obligated to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof, (ii) the first anniversary of the date of the Subscription Agreement, (iii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review and (iv) the 90th calendar day following the closing of the Business Combination. The Issuer must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date Fifteenth no longer holds any registrable shares, (ii) the date all registrable shares held by Fifteenth may be sold without restriction under Rule 144 under the Securities Act of 1933 and (iii) three years from the date of effectiveness of the registration statement.

Stockholders’ Agreement

On December 29, 2021, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with V10, which sets forth, among other things, certain rights and obligations of the parties with respect to: the corporate governance of the Issuer, including director designation rights and the identity of the Chairperson of the Issuer’s Board of Directors (the “Board”); voting rights; and approval rights and limitations with respect to certain transactions. In connection with the Vieco 10 Transfer, VIL and Fifteenth executed a joinder to the Stockholders’ Agreement (the “Joinder to the SA”) and took on the rights and obligations of V10 thereunder. Pursuant to the Joinder to the SA, VIL took on the rights and obligations of V10 and as a Voting Party under the Stockholders’ Agreement and Fifteenth became a Voting Party (as defined in the Stockholders’ Agreement).

Pursuant to the Stockholders’ Agreement, each of VIL, the Issuer and the Voting Parties have agreed not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with the Stockholders’ Agreement) that would frustrate, obstruct or otherwise affect the provisions of the Stockholders’ Agreement. As a Voting Party to the Stockholders’ Agreement, Fifteenth is required, among other things, to vote all of the Common Stock held by Fifteenth in such manner as may be necessary to elect and/or maintain in office as members of the Board the individuals designated by VIL and to otherwise effect the intent of the provisions of the Stockholders’ Agreement.

Pursuant to the terms of the Liquidation Agreement, as assigned to Fifteenth pursuant to the Assignment Agreement, so long as (i) VIL has the right to designate at least one VO Designee (as defined in the Stockholders’ Agreement) for election to the Board under the terms of the Stockholders’ Agreement and (ii) Fifteenth continues to own at least 7.5% of the outstanding shares of the Issuer’s Common Stock, Fifteenth shall have the right to nominate one VO Designee for election to the Board pursuant to the terms of the Stockholders’ Agreement.

Registration Rights Agreement

On December 29, 2021, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with V10, NextGen Sponsor II LLC and other parties thereto, pursuant to which the Issuer agreed to register for resale certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. In connection with the Vieco 10 Transfer, VIL and Fifteenth executed a joinder to the Registration Rights Agreement (the “Joinder to the RRA”) and took on the rights and obligations of V10 thereunder. Pursuant to the Joinder to the RRA, VIL and Fifteenth each took on the rights and obligations of a VO Holder and a Holder (each as defined in the Registration Rights Agreement) under the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the VO Holders may collectively demand, in the aggregate, not more than four (4) Underwritten Shelf Takedowns (as defined in the Registration Rights Agreement) in any twelve (12) month period. Pursuant to the terms of the Liquidation Agreement, as amended by the Assignment Agreement, VIL and Fifteenth may each demand not more than two (2) Underwritten Shelf Takedowns in any twelve (12) month period.

Stockholder Support Agreement

On August 22, 2021, NextGen, Vieco USA, and V10 entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”) pursuant to which V10 agreed to certain restrictions on voting related to its Subject Shares (as defined in the Stockholder Support Agreement) and restrictions on transfer related to shares of the Issuer’s Common Stock owned following the closing of the Business Combination. In connection with the Vieco 10 Transfer, VIL and Fifteenth executed joinders to the Stockholders Support Agreement (each a “Joinder to the SSA”). Pursuant to the Joinders to the SSA, VIL and Fifteenth took on the rights and obligations of V10 as a Company Stockholder (as defined in the Stockholder Support Agreement) under the Stockholder Support Agreement, including the transfer restrictions with respect to the Merger Shares.

The Stockholder Support Agreement contains certain restrictions on transfer with respect to the Merger Shares, with such restrictions remaining on (i) 25% of the Merger Shares for a period of 180 days after the closing of the Business Combination, (ii) 25% of the Merger Shares for a period of 18 months after the closing of the Business Combination, and (iii) 50% of the Merger Shares for a period of 24 months after the closing of the Business Combination. Therefore, pursuant to the Stockholder Support Agreement, as amended by Fifteenth’s Joinder to the SSA, 58,175,111 of the shares of Common Stock held by Fifteenth are subject to transfer restrictions, of which (i) 14,543,778 will be released on each of June 27, 2022 and June 29, 2023, and (ii) the remaining 29,087,556 will be released on December 29, 2023. These transfer restrictions are subject to certain customary exceptions contained therein.

The foregoing descriptions of the Subscription Agreement, Stockholders’ Agreement, Registration Rights Agreement, Stockholder Support Agreement, Joinder to the SA, Joinder to the RRA, Joinder to the SSA, Liquidation Agreement and Assignment Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

2	Powers of Attorney.

3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).

4	Stockholders’ Agreement, dated December 29, 2021, by and among the Issuer and V10 (incorporated by reference to Exhibit 10.2(a) to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).

5	Amended and Restated Registration Rights Agreement, dated December 29, 2021, by and among the Issuer, NextGen Sponsor II LLC and other parties thereto (incorporated by reference to Exhibit 10.1(a) to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).

6	Stockholder Support Agreement, dated August 22, 2021, by and among NextGen, Vieco USA, and V10 (incorporated by reference to Exhibit 10.14 to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).

7	Joinder to Stockholders’ Agreement, dated December 29, 2021, by and among VIL, Fifteenth and the Issuer (incorporated by reference to Exhibit 10.2(b) to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).

8	Joinder to Amended and Restated Registration Rights Agreement, dated December 29, 2021, by and among VIL, Fifteenth and the Issuer (incorporated by reference to Exhibit 10.1(b) to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).

9	Joinder to Stockholder Support Agreement of Fifteenth, dated December 29, 2021 (incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).

10	Transaction Support and Liquidation Agreement, dated July 2, 2021, by and among V10, VIL and ASI.

11	Assignment and Assumption to Transaction Support and Liquidation Agreement, dated December 29, 2021, by and among ASI, Fifteenth, VIL and V10.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 10, 2022

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Andre Namphy
Name: Andre Namphy
Title: Director

MAMOURA DIVERSIFIED GLOBAL HOLDING PJSC

By:	/s/ Andre Namphy
Name: Andre Namphy
Title: Director

FIFTEENTH INVESTMENT COMPANY LLC

By:	/s/ Rajesh Gopalakrishnan
Name: Rajesh Gopalakrishnan
Title: Attorney-in-fact

Schedule A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC and Fifteenth Investment Company LLC are set forth below.

Mubadala Investment Company PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Directors

His Highness Sheikh Mohamed bin Zayed Al Nahyan	Crown Prince of Abu Dhabi and Deputy Supreme Commander of the UAE Armed Forces, and Chairman of the Executive Council, Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Highness Sheikh Mansour bin Zayed Al Nahyan	Deputy Prime Minister and Minister of Presidential Affairs of the United Arab Emirates, Vice-Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Mohammed Ahmed Al Bowardi	Minister of State for Defence Affairs, Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Suhail Mohamed Al Mazrouei	Cabinet Member and Minister of Energy and Infrastructure	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Mahmood Ebraheem Al Mahmood	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

His Excellency Abdulhamid Saeed	Member	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Executive Officers

His Excellency Khaldoon Khalifa Al Mubarak	Managing Director and Group Chief Executive Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Waleed Al Mokarrab Al Muhairi	Deputy Group Chief Executive Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Carlos Obeid	Chief Financial Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Lebanon

Samer Halawa	Chief Legal Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan

Ahmed Yahia Al Idrissi	Chief Executive Officer, Direct Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Canada

Hani Ahmad Barhoush	Chief Executive Officer, Disruptive Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	USA

Khaled Abdulla Al Qubaisi	Chief Executive Officer, Real Estate & Infrastructure Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Ahmed Saeed Al Calily	Chief Strategy and Risk Officer	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Musabbeh Al Kaabi	Chief Executive Officer, UAE Investments Platform	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Saeed Al Mazrouei	Deputy Platform CEO, Direct Investments	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Mamoura Diversified Global Holding PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Waleed Al Mokarrab Al Muhairi	Chairman	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Carlos Obeid	Chief Financial Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Lebanon

Samer Halawa	Chief Legal Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan

Fifteenth Investment Company LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Timothy Graham Breen	Executive Director Direct Investments, Platform Technology & Consumer, CEO Office Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UK

Rajesh Gopalakrishnan	Platform CFO Direct Investments, Platform Finance Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	India

Andre Christophe Namphy	General Counsel Direct Investments, Platform Legal Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	USA